AB 3/17/06

SEC 06004854 MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51573

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E1 Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street
(No. and Street)

New York, NY 10005
(City) (State) (Zip Code)

SEC MAIL RECEIVED MAR 01 2006 WASH, D.C. 185 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ron Itin 212-425-2670
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Banker Associates, P.C.
(Name – *if individual, state last, first, middle name*)

5 Hillside Avenue, Tenafly, NJ 07670
(Address) (City) (State) (Zip Code)

PROCESSED APR 27 2006 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Ron Itin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E1 Asset Management, Inc., as of February 23, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LEIGH ANN JENKINS
Notary Public, State of New York
No. 01JE6118619
Qualified In Kings County
Commission Expires November 15, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Banker Associates
Certified Public Accountants
A Professional Corporation

5 Hillside Avenue
Tenafly, New Jersey 07670

Telephone (201)871-1363
Facsimile (201)569-6915

Board of Directors
E1 Asset Management, Inc.
New York, New York

In planning and performing our audit of the financial statements of E1 Asset Management, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this opportunity, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statements in conformity with

generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Banker Associates
February 23, 2006

E1 ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

E1 ASSET MANAGEMENT, INC.

DECEMBER 31, 2005

CONTENTS

Banker Associates
Certified Public Accountants
A Professional Corporation

5 Hillside Avenue
Tenafly, New Jersey 07670

Telephone (201)871-1363
Facsimile (201)569-6915

INDEPENDENT AUDITORS' REPORT

Shareholders of
E1 Asset Management, Inc.
New York, New York

We have audited the accompanying statement of financial condition of E1 Asset Management, Inc. as of December 31, 2005 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E1 Asset Management, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Banker Associates PC

February 23, 2006

E1 ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 448,269
Receivable from broker	146,635
Marketable security (Note 2)	52,765
Prepaid expenses	44,630
Furniture, fixtures & equipment, less accumulated depreciation of $117,228	146,779
Other assets	194,195
	$ 1,033,273

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 22,289
Accrued expenses	340,250
Other liabilities	1,119
Total liabilities	363,658
Commitments (Note 4)	
Stockholders' equity:	
Common stock, no par value, 100 shares authorized, issued and outstanding	109,270
Additional paid in capital	28,000
Retained earnings	523,675
Accumulated other comprehensive income:	
Unrealized gain on available for sale securities	8,670
Total stockholders' equity	669,615
	$ 1,033,273

See notes to financial statements.

E1 ASSET MANAGEMENT, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

Commissions	$ 7,266,025
Interest income	3,673
Other income	28,754
	7,298,452
Expenses:	
Officers' and employees' compensation and benefits	5,407,886
Regulatory fees and expenses	53,341
Communication and data processing	363,536
Interest	300
Occupancy	300,393
Other expenses	973,851
	7,099,307
Net income before income taxes	199,145
Provision for income taxes (Note 5)	33,409
Net income	$ 165,736

See notes to financial statements.

E1 ASSET MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock	Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance - beginning	$ 109,270	$ 28,000	$ 357,939	$ (22,900)	$ 472,309
Net income			165,736		165,736
Unrealized gain on securities	-	-	-	31,570	31,570
Balance - ending	$ 109,270	$ 28,000	$ 523,675	$ 8,670	$ 669,615

See notes to financial statements.

E1 ASSET MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net income	$ 165,736
Add, adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	39,627
Gain on sale of securities	(1,361)
Deferred income taxes	1,331
Increase (decreases) in assets and increase (decreases) in liabilities:	
Receivable from broker	257,911
Prepaid expenses	(5,335)
Other assets	(57,051)
Accounts payable	4,455
Accrued expenses	(167,445)
Other liabilities	(4,242)
Net cash provided by operating activities	233,626
Cash flows from investing activities:	
Purchase of securities	(23,995)
Proceeds from sale of securities	14,361
Purchase of furniture, fixtures & equipment	(43,567)
Net cash used in investing activities	(53,201)
Increase in cash	180,425
Cash - beginning	267,844
Cash - end	$ 448,269
Supplemental disclosure of cash flows information:	
Cash paid during the year for:	
Interest	$ 300
Income taxes	$ 50,411

See notes to financial statements.

Note 1: Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Note 2: Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Fixtures & Equipment

Furniture, fixtures & equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful life of the asset. Depreciation for the year was $39,627.

Income Taxes

The Company, with the consent of its stockholders, has elected to be an "S" corporation for Federal and New York State purposes. In lieu of corporation income taxes, the stockholders of an "S" corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The state of New York imposes a minimum corporate level franchise tax on "S" corporations. A provision for this tax has been recorded.

The Company provides for New York City income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in

Note 2: Summary of Significant Accounting Policies - continued

taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period plus or minus the change during the period in deferred taxes.

Investments

The Company accounts for its investments as "available-for-sale" in accordance with Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Investments are reported at fair market value with unrealized gains and losses reported as a separate component of stockholders' equity.

Note 3: Lines of Credit

The Company has $115,000 in revolving lines of credit, all of which was available at December 31, 2005. Bank advances on the credit lines are payable over 36 months and carry an interest rate of 1% and 6% over prime respectively. The credit lines are personally guaranteed by the shareholders of the corporation.

Note 4: Commitments

Leases

The Company leases its two premises under operating leases expiring June 2006, July 2010 & March 2014. The two leases for the Company's primary location require the payment of real estate taxes and specific operating expenses. The lease for the second location which expires June 2006 requires the payment of real estate taxes and increases based upon the consumer price index and offers a renewable option for an additional five-year period. Additionally, the Company leases assets and licenses information systems under various operating leases expiring February 2006 through December 2007. Rental expense under all operating leases and licensing agreements was $532,963. Future minimum lease payments under operating leases and licensing agreements are as follows:

Note 4: Commitments - continued

December 31,	
2006	$ 521,892
2007	354,729
2008	339,729
2009	360,641
2010	296,316
Thereafter	633,750
	$2,507,057

Note 5: Income Taxes

The current and deferred portions of the income tax expense included in the statement of income are as follows:

	Current	Deferred	Total
State & local	$32,078	$ 1,331	$ 33,409

Note 6: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2005, the Company had net capital of $231,246, which was $207,003 in excess of its required net capital of $24,243. The Company's aggregate indebtedness to net capital as defined was 157%.

Banker Associates
Certified Public Accountants
A Professional Corporation

5 Hillside Avenue
Tenafly, New Jersey 07670

Telephone (201)871-1363
Facsimile (201)569-6915

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Shareholders of
E1 Asset Management, Inc.
New York, New York

We have audited the accompanying financial statements of E1 Asset Management, Inc. as of and for the year ended December 31, 2005, and have issued our report thereon dated February 23, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Banker Associates, PC

February 23, 2006

E1 ASSET MANAGEMENT, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net capital		
Total stockholders' equity qualified for net capital		$ 669,615
Deductions:		
Non-allowable assets:		
Security not readily marketable	$ 52,765	
Furniture, fixtures & equipment, net	146,779	
Prepaid expenses	44,630	
Other assets	194,195	
Total deductions		438,369
Net capital		$ 231,246
Aggregate indebtedness:		
Total aggregate indebtedness liabilities		$ 363,658
Computation of basic net capital requirements		
Minimum net capital required		$ 24,243
Excess net capital		$ 207,003
Excess net capital at 1,000%		$ 194,880
Percentage of aggregate indebtedness to net capital		157%

Reconciliation with Company's computation (included in Part IIV of Form X-17A-5 as of December 31, 2005)

There is no difference between the Company's computation of net capital and the focus report.